

SEC [illegible] 07004085 [illegible] MISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 36759

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RIM SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Lexington Avenue, 9th FL
(No. and Street)

New York, NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ed Towers 212-702-3500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weisberg, Mole, Krantz & Goldfarb, LLP
(Name – *if individual, state last, first, middle name*)

17 West John Street, Hicksville NY 11801
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



SEC MAIL PROCESSING
RECEIVED
FEB 28 2007
WASH, D.C.
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Garrett D'Alessandro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RIM Securities LLC, as of 12/31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Garrett D'Alessandro

Signature

Chief Executive Officer & President

Title

Notary Public


NOTARY PUBLIC
Sophia Ohanessian, Esq.
Reg. No. 02OH6107077
Qualified in Nassau County
Commission Expires Mar. 22, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Managing Member of
RIM Securities LLC

In planning and performing our audit of the financial statements and supplemental schedules of RIM Securities LLC, (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under the rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Reconciliation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

17 West John Street, Hicksville, New York 11801 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subjected to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matter involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on out study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of Management, the Securities and Exchange Commission and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

Weisberg, Mole', Krantz & Goldfarb, LLP

Hicksville, New York
February 3, 2007

RIM SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006



Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To The Managing Member of
RIM Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of RIM Securities LLC (the "Company") as of December 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RIM Securities LLC at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Weisberg, Mole', Krantz & Goldfarb, LLP

Hicksville, New York
February 3, 2007

17 West John Street, Hicksville, New York 11801 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

RIM SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Cash	$	3,709
Receivables from clients, brokers or dealers and others		1,081,552
Securities owned, at market value - note 1		8,552
Other assets		49,590
Total assets	$	1,143,403

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses and other payables	$	64,729
Securities sold, not yet purchased		1,742
Income taxes payable - notes 1 and 5		22,772
Total liabilities	$	89,243
Commitments and contingencies - note 4		
Member's Equity	$	1,054,160
Total liabilities and member's equity	$	1,143,403

The accompanying notes are an integral part of this financial statement.

RIM SECURITIES LLC

NOTES TO FINANCIAL STATEMENT

December 31, 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

RIM Securities LLC (the "Company") is a registered broker/dealer. The Company is a wholly owned limited liability company of Acebes, D'Alessandro and Associates LLC ("ADA"). The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates.

Marketable Securities

Marketable securities (both long and short positions) are valued at market value with resulting gains and losses reflected in net income for the year. At December 31, 2006, the investment securities owned at $8,552 consisted of three investment securities in varying industries and two mutual fund holdings. At December 31, 2006, securities sold, not yet purchased, consisted of investment securities of one issuer valued at $1,742.

Income Taxes

As a single member limited liability company, the Company's assets, liabilities, income and expenses are treated as if ADA directly owned these amounts for federal and state income tax purposes and, accordingly, the Company will generally not be subject to income taxes. Rather, taxable items of income and deductible expenses are reflected on the tax return of ADA, its only member, which is treated as a partnership for income tax purposes. The members of ADA are then taxed on their proportionate share of ADA's taxable income. However, New York City imposes an unincorporated business tax on partnerships and, as a result, the Company's taxable income is subject to New York City income taxes at the entity level as part of the ADA New York City unincorporated business tax return.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents includes funds in bank checking accounts.

Revenue Recognition

The Company records commissions earned on securities transactions on a trade date basis. In addition, realized gains and losses on the sale of investment securities are recorded on a trade date basis.

Credit and Off-Balance-Sheet Risk

The Company receives its commission income from customer transactions on settlement date from its clearing brokers and, accordingly, is not exposed to credit risk. At certain times throughout the year the Company may maintain bank account balances in excess of federally insured limits. At December 31, 2006 the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at December 31, 2006 at the market value of the related securities and will incur a loss if the market value of these securities is in excess of this price at the time it is purchased in a subsequent period. Other than these items, at December 31, 2006, the Company does not hold any financial instruments with off-balance-sheet risk.

RIM SECURITIES LLC

NOTES TO FINANCIAL STATEMENT

December 31, 2006

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $635,142, which was $535,142 in excess of its required net capital of $100,000. The Company's net capital ratio was .14 to 1.

NOTE 3 - CUSTOMER PROTECTION RULE

The Securities and Exchange Commission Customer Protection Rule (rule 15c3-3) sets out regulations concerning self-clearing firms. The Company clears all of its customer transactions through outside brokers on a fully disclosed basis and, therefore, has claimed exemption from these regulations under rule 15c3-3(k) (2). The Company is in compliance with the exemptive provisions of this rule.

As a non-clearing firm, the Company does not hold customer funds or securities. Procedures for controls applied by the Company's clearing agent have been examined by other independent auditors during the fiscal year and were deemed to be adequate for safeguarding customer funds and securities.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

An affiliated company executed a 10-year lease for office space expiring May 31, 2008. In 2006, this affiliate extended the lease term until December 31, 2011 and leased additional spaces. The Company occupies a portion of this space and is allocated rent accordingly. Under the terms of the original lease, annual rent calculated on the straight-line basis, including the rent abatement period, approximates $1,400,000. For the period that the lease has been extended, annual rent will increase approximately $38,000. The Company's allocated portion of the annual rent expense amounts to approximately $121,000 per year. Future annual rent to be allocated to the Company through the expiration of the lease agreement is as follows:

Year Ended December 31, 2007	$	134,000
Year Ended December 31, 2008		128,000
Year Ended December 31, 2009		124,000
Year Ended December 31, 2010		124,000
Year Ended December 31, 2011		124,000
Total	$	634,000

RIM SECURITIES LLC

NOTES TO FINANCIAL STATEMENT

December 31, 2006

NOTE 5 - INCOME TAXES

As previously discussed, the Company, as a single member limited liability company is not be subject to federal and state income taxes. However, New York City, imposes an unincorporated business tax on partnerships and, accordingly, the Company's taxable income is subject to this New York City tax at the ADA filing level. The ADA New York City tax return reflects a net operating loss and, accordingly, management has not provided for an allocated tax provision on the Company's financial statements.

NOTE 6 - RELATED PARTIES

The Company receives from affiliated companies certain management, general and administrative services. In addition, the Company is charged a monthly service fee for expenditures made by an affiliated company in the course of attracting and maintaining customers which comprise the Company's primary source of business. These services were transacted in the normal course of business and were recorded as specific expenses in the period provided. At December 31, 2006 receivables and payables to affiliates amounted to $21,306 and $10,562, respectively.

NOTE 7 - EMPLOYEE RETIREMENT PLAN

All full-time employees of the Company are eligible to participate in a defined contribution retirement plan upon completion of six months of service. The plan provides for discretionary matching contributions from the Company based on a percentage of the employees' contribution. The employer contribution vests to the employees over a six year period. During 2006, the Company's matching contributions amounted to $11,430.

END